MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

           March 19, 2012

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 87 to Registration Statement on Form N-1A for Massachusetts Investors Growth Stock Fund (the "Fund") (File Nos. 2-14677 and 811-859)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments of March 8, 2012 on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on January 26, 2012.  The PEA was filed for the purpose of registering a new class of shares, Class R5, for the Fund.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 19, 2012

The Registrant notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus

2.	Comment:
Within the "Summary of Key Information - Principal Investment Strategies" section of the Fund's prospectus, the disclosure states that MFS "normally invests at least 80% of the fund's net assets in equity securities".  In order to comply with Rule 35d-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), consider changing the name of the Fund to include the term "equity" rather than "stock" or revise the principal investment strategy disclosure to state that the Fund normally invests at least 80% of its net assets in "stocks." If "stock" is retained in the Fund's name, then define "stock" to include only common stock as preferred stocks have characteristics of leverage, and are more like debt than equity.

Response:
Rule 35d-1 requires that a fund have a policy to invest at least 80% of its nets assets in the type of investment suggested by the fund's name.  In order to more clearly tie the Fund's name to its 80% policy, we will amend the Fund's principal investment strategy disclosure to state:

"MFS normally invests at least 80% of the fund's net assets in stocks.  Stocks include common stocks, preferred stocks, securities convertible into stocks, and depositary receipts for those securities."

We believe that our definition of stocks is reasonable and permitted under current SEC requirements.  We note that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828; File No. S7-11-97) the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies in the prospectus. We believe that it is reasonable to include common stocks, preferred stocks, securities convertible into stocks, and depositary receipts for stocks in the definition of "stocks" for purposes of the Fund's name test.  We note that most definitions of stock include securities that represent an ownership interest in a corporation not just common stocks and often "equity" is used as a synonym for stock.  For example, the SEC has treated stock and equity as synonymous in certain of its rules.  See Rule 3(a)(51)-1 of the Securities Exchange Act of 1934 which defines the term "penny stock" to mean "an equity security other than . . . ."

Securities and Exchange Commission
March 19, 2012

3.	Comment:
If equity securities other than common stocks are disclosed as a principal investment type, please describe the risks associated with investing in such securities in the "Principal Risks" sections of the Fund's prospectus.

Response:
We believe our current risk disclosure appropriately describes the principal risks of investing in the Fund, including the risks of investing in "stocks" as revised to include "common stocks, preferred stocks, securities convertible into stocks, and depositary receipts for those securities," and we respectfully decline to add additional disclosure.

4.	Comment:
With respect to "Company Risk" within the "Investment Objective, Strategies, and Risks - Principal Risks" section of the prospectus, please explain why "the price of securities of smaller, less well-known issuers can be more volatile than the price of securities of larger issuers or the market in general."

Response:
Our current disclosure with respect to "Company Risk" addresses that the price of securities of smaller, less well-known issuers can be more volatile than the price of larger issuers or the market in general.  We are not aware of any legal requirement to disclose further the reasons why the price of smaller, less well known issuers can be more volatile.  Item 9(c) of Form N-1A requires disclosure of the principal risks of investing in the Fund, including risks to which the Fund's particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund's net asset value, yield, or total return.  We believe that our current disclosure satisfies this requirement and appropriately describes the principal risks of the Fund and respectfully decline to add additional disclosure.

5.	Comment:
With respect to the "Active and Frequent Trading" disclosure in the "Investment Objective, Strategies, and Risks - Other Investment Strategies and Risks" section of the prospectus, please disclose that the Fund will recognize all capital gains more frequently (not just short-term capital gains) if the Fund engages in active and frequent trading.

Response:
In order to address your comment, we will modify our disclosure as follows to more broadly disclose the potential tax implications of frequent trading.

Active and Frequent Trading: MFS may engage in active and frequent trading in pursuing the fund's principal investment strategies.

Securities and Exchange Commission
March 19, 2012

Frequent trading increases transaction costs, which may reduce the fund's return. Frequent trading can also increase the possibility of capital gain distributions.~~Frequent trading can also result in the realization of a higher percentage of short-term capital gains and a lower percentage of long-term capital gains as compared to a fund that trades less frequently.~~ Capital gain distributions~~Because short-term capital gains are distributed as ordinary income, this would~~ generally increase your tax liability unless you hold your shares through a tax-deferred or exempt vehicle.

Securities and Exchange Commission
March 19, 2012

Supplement to the Current Statement of Additional Information ("SAI") – Part II
dated January 1, 2012

6.	Comment:	Within "Appendix A - Trustees and Officers – Identification and Background," please add "During the Past Five Years" to the "Other Directorships" column header of the Trustees and Officers table.

Response:	The requested change will be made.

7.	Comment:
Under "Appendix E – Investment Restrictions," please consider revising certain of the investment restrictions to avoid using double negatives, e.g., "the Fund may not (1) borrow money except to the extent such borrowing is not prohibited…"

Response:
Although we concur with the preference not to have fundamental investment restrictions that incorporate double negatives, the restrictions in question are fundamental and cannot be changed without a shareholder vote.  Prior to the next shareholder meeting for the Fund, MFS will consider whether any changes to the fundamental restrictions should be recommended to the Fund's Board of Trustees and shareholders to revise fundamental investment restrictions that include double negatives.

8.	Comment:
Under "Appendix E – Investment Restrictions," in situations where the 1940 Act and applicable law are referenced in the investment restriction, please disclose below the investment restrictions the 1940 Act requirements and what is permitted under the applicable law.

Response:
To the extent a Fund intends to engage in borrowing, underwriting, issuing senior securities, and lending, the extent to which the Fund may do so and the risks associated with those types of transactions are described in "Appendix D – Investment Strategies and Risks" of the SAI Part II.

9.	Comment:
Under "Appendix E – Investment Restrictions," certain fundamental investment restrictions state that a fund may not engage in certain practices except as may be permitted by an exemptive order granted under the 1940 Act.  Please describe any exemptive orders that have been granted that permit transactions that would otherwise be prohibited by a fundamental investment restriction that references exemptive orders.

Response:	To the extent that we are relying on an exemptive order to permit a transaction that would otherwise be prohibited by a fundamental

Securities and Exchange Commission
March 19, 2012

investment limitation, we have included disclosure describing the exemptive order as required by such exemptive order (e.g., see "Interfund Borrowing and Lending Program" within "Appendix D – Investment Strategies and Risks" of the SAI Part II).

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary